APPENDIX I

                              KVH INDUSTRIES, INC.

                         STOCK CERTIFICATE QUESTIONNAIRE



         Pursuant to Sections 3 of the Agreement, please provide us with the following information:

     1. The exact name that your Shares are to be registered in (this is the name that will appear on your stock certificate(s)). You may use a nominee name if appropriate:



     2. The relationship between the Purchaser of the Shares and the Registered Holder listed in response to item 1 above:


     3. The mailing address of the Registered Holder listed in response to item 1 above:


     4. The Social Security Number or Tax Identification Number of the Registered Holder listed in response to item 1 above: